Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation: China SXAN Biotech, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

ARTICLE I - NAME
The name of the corporation is "China Organic Fertilizer, Inc."

ARTICLE III – SHARES OF STOCK
The following provision is added as section III (E):

(E)           REVERSE STOCK SPLIT.  On April 7, 2010 at 6:00 p.m. Eastern Standard Time (the “Effective Time”), a reverse stock split (“Reverse Stock Split”) will occur, as a result of which each ten (10) issued and outstanding shares of Common Stock of the Corporation (“Old Common Stock”) shall automatically, without further action on the part of the Corporation or any holder of such Common Stock, be reclassified and converted into one (1) share of the Corporation’s Common Stock (“New Common Stock”).  The Reverse Stock Split will be effected as follows:

1.
Following the Effective Time, each holder of a certificate(s) representing outstanding shares of the Corporation’s Old Common Stock (“Old Certificate(s)”) will be entitled to receive, upon surrender of such Old Certificate(s) to the Corporation’s transfer agent (the “Agent”) for cancellation, a certificate(s) (“New Certificate”) representing the number of shares of New Common Stock owned by such stockholder following the Reverse Stock Split.

2.	From and after the Effective Time, Old Certificates shall confer no right upon the holders thereof other than the right to exchange them for the New Certificates pursuant to the provision hereof.

3.
The Corporation will not issue fractional shares.  The number of shares to be issued to each shareholder will be rounded up to the nearest whole number if, as a result of the Reverse Stock Split, the number of shares owned by any shareholder would not be a whole number.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least at majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is:  40,000,000.

4. Effective date of filing (optional):  April 7, 2010

5. Officer Signature (Required):	By:/s/ Chen Yu
Chen Yu
Chief Executive Officer